Exhibit 4.48

ROLLOVER LOAN AGREEMENT
USD 27,000,000

between

Adventure Two S.A.
Adventure Three S.A.
Adventure Seven S.A.

and

HOLLANDSCHE BANK-UNIE N.V.

This agreement is made between:
1.	Adventure Two S.A., established in Majuro, Marshall Islands,
Adventure Three S.A., established in Majuro, Marshall Islands,
Adventure Seven S.A., established in Majuro, Marshall Islands, hereinafter (together and individually) referred to as “the Borrower”,
and
2.	HOLLANDSCHE BANK-UNIE N.V., having its registered office in Rotterdam, the Netherlands, hereinafter referred to as “HBU”.
Whereas:
–	HBU has offered by credit agreement dated 21st January 2008 (‘the Credit Agreement‘) to grant the Borrower a rollover loan in the sum of USD 27,000,000 (‘the Loan’) for the financing of the purchase of the m.v. “African Protea” t.b.r. “Free Knight”, subject to the main details, terms and conditions specified in the above-mentioned credit agreement and the execution of a definitive agreement between HBU and the Borrower;

–	HBU and the Borrower wish to record the terms, conditions and other details applicable to the Loan.
It is hereby agreed as follows:
ARTICLE 1 DEFINITIONS
In this agreement the following expressions shall have the following meanings:

Availability Period:
means the period commencing on the date this agreement is duly signed by all parties and ending on 1st April 2008; during this period the Borrower may request HBU to make available the amount of the Loan;

Business Day:	means a day other than a Saturday or a Sunday on which banks are generally open for business in the Netherlands, London and New York;

Interest Period:
means a period of three, six or, subject to HBU’s approval, twelve months as the Borrower may select or any other period for which an interest rate is required to be determined under the terms of this agreement;

LIBOR:
means the percentage rate per annum published on the ‘Telerate Screen’ page displaying the ‘British Bankers Association Settlement Rate’ for term deposits in USD for a period equal to the relevant Interest Period at or about 11.00 a.m. (London Time) two Business Days prior to the commencement of the relevant Interest Period or, if such page or service ceases to be available, any other such page or service displaying the ‘British Bankers Association Settlement Rate’ for term deposits in USD as HBU shall designate following consultation with the Borrower;

Loan Period:
means the period commencing on the date of the amount of the Loan being made available to the Borrower under this agreement and ending not later than 1st January 2016, during which period HBU agrees to lend the amount of the Loan to the Borrower on the terms and conditions specified in this agreement.

Loan to Value Ratio:
means the total outstanding facilities of the borrower on account of the Credit Agreement, as the same may be amended from time to time, divided by actual total valuation results of the vessels referred to in section a of Article 10.

ARTICLE 2 AVAILABILITY/DRAWING
The Loan was drawn by the Borrower on 1st April 2008, and HBU made the Loan available to the Borrower on that date.
ARTICLE 3 INTEREST PERIODS
a.	The Loan Period shall comprise a series of successive Interest Periods. The first Interest Period shall start on the day on which the amount of the Loan is made available to the Borrower under this agreement, and each subsequent Interest Period shall commence on the final day of the preceding Interest Period.

b.	The Borrower shall notify HBU of the selected duration of any subsequent Interest Period not later than three Business Days prior to the first day of the subsequent Interest Period. Failing such notification, the duration of the Interest Period shall be the same as the immediately preceding Interest Period, except in the case of an Interest Period of twelve months, in which event the duration of the subsequent Interest Period shall be one month.

c.	The notification referred to in section b. of this Article, which shall be irrevocable, can be given by fax, by telephone or in writing. In the case of notification by fax or telephone, HBU shall be entitled to require written confirmation from the Borrower before setting the interest rate for the relevant Interest Period or, with respect to the first Interest Period, before making the amount of the Loan available to the Borrower.

d.	If an Interest Period selected by the Borrower commences before the due date of an instalment of the Loan as referred to in Article 7, section a. and ends after that due date, the Borrower shall also select a separate Interest Period ending on that due date for the part of the Loan equal to such instalment. If the Borrower fails to do this, the Borrower shall be deemed to have selected a separate Interest Period as referred to in the preceding sentence.
ARTICLE 4 INTEREST
a.	The Borrower shall pay HBU interest on the drawn and non-repaid portion of the Loan at a rate equal to LIBOR for the relevant Interest Period increased by an individual margin of 1.3% per annum. HBU shall revise the individual margin on 1st February 2013 or, if such day does not coincide with the final day of an Interest Period, on the final day of the said Interest Period.

b.	HBU shall inform the Borrower in writing at least ten Business Days before the agreed revision date of the individual margin it proposes for the subsequent period. If HBU and the Borrower fail to reach agreement at least five Business Days before the revision date, the Borrower shall be obliged to repay on the said revision date all amounts owing to HBU under this agreement. The Borrower shall not be liable in this event to pay compensation as referred to in section b.(iv) of Article 7.

c.	If the Borrower fails to respond in writing to HBU’s notification at least five Business Days before the revision date as referred to in section b. of this Article, the Borrower shall be deemed to have agreed to the individual margin proposed by HBU.

d.	If HBU fails to give timely notice as referred to in section b. of this Article, it shall remain entitled to do so at a later date. If HBU and the Borrower subsequently agree on the individual margin, this shall come into effect as of the first day of the Interest Period following the current Interest Period. If HBU and the Borrower fail to reach agreement within five Business Days of the date of the written notification referred to above, the Borrower shall be obliged to repay on the final day of the current Interest Period all amounts owed to HBU under this agreement. In this event no compensation as referred to in section b.(iv) of Article 7 shall be payable by the Borrower.

e.	Interest shall be calculated on the basis of the actual number of days elapsed and a 360-day year.

f.	Interest computed by HBU shall, save for any manifest error, be binding on the Borrower. HBU shall notify the Borrower in writing of the amount of interest computed.

g.	Interest in respect of each Interest Period shall be paid on the final day of the relevant Interest Period. In the case of an Interest Period of longer than three months, interest shall also be payable three-monthly in arrear throughout the Interest Period.
ARTICLE 5 ALTERNATIVE INTEREST RATE
a.	If HBU establishes at any time prior to the commencement of an Interest Period that circumstances affecting the interbank money market are such that the interest rate for that Interest Period cannot in all reasonableness be determined on the basis of LIBOR, HBU shall notify the Borrower of this immediately.

b.	HBU and the Borrower shall then enter into negotiations in order to agree an interest rate for the relevant Interest Period. In the absence of agreement prior to the commencement of the relevant Interest Period, the Interest Period shall be deemed to be one month and HBU shall set the interest rate on the basis of the cost to HBU of funding the Loan, plus the individual margin then applicable pursuant to Article 4.

c.	In the absence of agreement, the Borrower may repay the Loan early in full on the final day of the Interest Period, provided the Borrower notifies HBU in writing of this within ten Business Days after HBU has set the interest rate. Such notification shall be irrevocable. The Borrower shall not be liable to pay compensation as referred to in Article 7, section b. (iv) with respect to this early repayment
ARTICLE 6 FEES
     The Borrower shall pay HBU (or has paid as the case may be):
(i)	an upfront fee of 0.60 % of the Loan, which the Borrower shall pay to HBU on the date of this agreement being duly signed by all parties;

(ii)	a commitment fee of 0.65% per annum over the average undrawn part of the Loan from the first full calendar month after the date of this agreement being duly signed by all parties until the Loan has been drawn, payable on the final day of the Availability Period.
b.	Commitment fee shall be calculated on the basis of a 360-day year and the actual number of days in any month.

c.	HBU’s calculation of commitment fee shall, save for any manifest error, be binding on the Borrower.

ARTICLE 7 REPAYMENT
a.	The Borrower shall repay the Loan to HBU in 31 (thirty one) successive three-monthly instalments as follows:
–	4 (four) instalments of USD 1,750,000;

–	26 (twenty six) instalments of USD 750,000;

–	1 (one) final instalment of USD 500,000.
The first instalment being due three months after the Loan has been drawn, at the latest on 1st July 2008.

b.	The Borrower shall be entitled to make early repayments on the Loan provided the following conditions have been met:
(i)	the Borrower has given HBU at least one month’s prior notice by registered letter, indicating the amount and date of the intended early repayment; and

(ii)	the early repayment coincides with the final day of an Interest Period; and

(iii)	the prepaid amount is, if the Loan is not being repaid in full, USD 500,000 or a multiple thereof; and

(iv)	together with the early repayment, the Borrower pays HBU compensation equal to 0.375% of the prepaid amount. This percentage will be reduced to 0.25% two years after the date on which this agreement has been duly signed by all the parties.
c.	In case of sale of the m.v. “Free Envoy” or the m.v. “Free Destiny” the Borrower shall make an additional repayment of USD 2,000,000 without prejudice to the provisions contained in section b. (i) and (ii) of this Article. In this event no compensation as referred to in section b.(iv) of this Article shall be payable by the Borrower.

d.	Upon giving notice of an intended early repayment referred to in section b.(i) and/or in section c of this Article, the Borrower shall be obliged to make such early repayment. Early repayments shall be applied in reduction of the contractual repayments referred to in section a. of this Article in reverse order of their due dates.
ARTICLE 8 PAYMENT
a.	The Borrower shall make all payments to HBU without any cost to HBU and without any deduction or set-off. Payments shall be made on the due dates at the HBU branch where the Loan is administered, unless HBU has notified the Borrower of another address for payment.

b.	HBU shall be entitled, but not obliged, to debit all amounts payable by the Borrower to HBU under the Loan from the Borrower’s current account at HBU on the agreed due dates, without prejudice to the Borrower’s obligation to ensure that the balance of that account on the due date is such that this debit does not exceed the amount available for payments and withdrawals from that account.

c.	Payments shall be applied as follows: (i) any costs and expenses; (ii) any compensation for losses and foregone profits (geleden verlies en gederfde winst) and default interest (iii) interest and fees, and finally (iv) principal.

d.	If any sum becomes due on a day which is not a Business Day, such payment shall be due on the next succeeding Business Day, unless that Business Day falls in a different calendar month, in which case payment shall be due on the immediately preceding Business Day, with the amount of interest and duration of the relevant Interest Period being adjusted accordingly.

ARTICLE 9 COSTS AND EXPENSES
a.	All costs and expenses incurred by HBU in connection with the performance of this agreement, including any taxes payable by HBU (other than on net profit), as well as any reasonable costs and expenses incurred by HBU in connection with the Borrower’s failure to comply with or fulfil any obligation under this agreement at the time and in the manner required, including collection charges, fees of legal advisers and other experts and the costs of proceedings, irrespective of to whom owed, shall be for the account of the Borrower and shall be paid by the Borrower on HBU’s first demand.

b.	Provided more than three months have elapsed since the signing of this agreement, HBU shall have the right to refix the agreed interest rate if the cost to HBU of making available, or continuing to make available, the Loan has increased and this increase results directly or indirectly from credit-restricting measures (kredietbeperkende maatregelen), solvency guidelines or other rules or provisions increasing costs (including lines of conduct the observance of which has been requested) of the Dutch Central Bank (De Nederlandsche Bank), the European Central Bank or any other authority, monetary or otherwise.
ARTICLE 10 SECURITY AND UNDERTAKINGS
a.	The following security and undertakings (verklaringen) have been or will be provided to secure any and all present or future indebtedness of the Borrower to HBU on account of the Loan or on any other basis whatsoever (including indebtedness arising from derivative transactions), whether or not arising in the ordinary course of banking business:
–	First preferred mortgage on the vessel m.v. “Free Destiny”, registered under the flag of the Marshall Islands. IMO number 8128157, call letters V7GD9. Fuller details are included in the mortgage deed. On this mortgage the laws of the Marshall Islands is applicable.

–	Second preferred mortgage on the vessel m.v. “Free Destiny”, registered under the flag of the Marshall Islands. IMO number 8128157, call letters V7GD9. Fuller details are included in the mortgage deed. On this mortgage the laws of the Marshall Islands is applicable.

–	First preferred mortgage of USD 6,000,000 plus 40% for cost and interest on the m.v. “Free Envoy”, registered under the flag of the Marshall Islands. Official number 2161, call letters V7GR6. Fuller details are included in the mortgage deed. On this mortgage the laws of the Marshall Islands is applicable.

–	Second preferred mortgage on the m.v. “Free Envoy”, registered under the flag of the Marshall Islands. Official number 2161, call letters V7GR6. Fuller details are included in the mortgage deed. On this mortgage the laws of the Marshall Islands is applicable.

–	First preferred mortgage of USD 38,500,000 plus 40% for cost and interest on the m.v. “African Protea” t.b.r. “Free Knight”, registered under the flag of the Common wealth of the Bahamas. Official number 9300831`, call letters VRCC3. Fuller details are included in the mortgage deed. On this mortgage the laws of the Marshall Islands is applicable.

–	Independent corporate guarantee of USD 34,600,000 plus costs and interest, from FreeSeas Inc, established in Majuro, Marshall Islands.

–	First pledge of rights and earnings under the time charter contracts in respect of the m.v. “Free Destiny”, m.v. “Free Envoy” and the m.v. “African Protea” t.b.r. “Free Knight”.

–	First pledge of rights under insurance policies covering at least Hull and Machinery, Protection & Indemnity (P&I) in respect of the m.v. “Free Destiny”, m.v. “Free Envoy” and the m.v. “African Protea” t.b.r. “Free Knight”.
b.	To the extent the Borrower is not already obliged to do so on any other basis, the Borrower hereby further undertakes to provide HBU a right of pledge on all assets referred to in Article 18 of the General Banking Conditions of HBU as security as stated in section a of this Article. In order to effectuate the above, the Borrower hereby pledges to HBU, to the extent not already pledged to HBU in accordance with Article 18 of the General Banking Conditions of HBU, the present and future debts owing — as regards future debts, the pledge being made in advance — by HBU to the Borrower as security as stated above. The Borrower hereby grants HBU a power of attorney to pledge these debts, at any time and repeatedly, to itself on behalf of the Borrower. This power of attorney is unconditional and irrevocable.

HBU hereby accepts the above right of pledge. This agreement constitutes a notice of this pledge to HBU.

c.	If a right of mortgage is given, it shall be subject to the General Terms and Conditions for Mortgages (Algemene Bepalingen voor Hypotheekstelling) in addition to the provisions contained in the mortgage deed, as far as the General Terms and Conditions for Mortgages do not contravene the laws of Panama and/or Malta. A right of mortgage on multiple registered properties (registergoederen) shall be created by means of separate rights of mortgage on each property individually, in each case for the full principal amount plus interest and costs.

d.	The Borrower agrees that if third parties have provided security or undertakings (verklaringen), HBU may furnish such third parties with information about the Borrower’s financial position and any other information relating to the Loan that may be of importance to such third parties.

e.	As long as the Borrower owes HBU any sum whatsoever (including indebtedness arising from derivative transactions), or may in any manner become indebted to HBU as a result of present or future obligations, the Borrower shall not transfer, or promise to transfer, title to all or any of its assets — except transfers in the ordinary course of business — or charge or encumber, or promise to charge or encumber, all or any of its assets in favour of a third party unless it has obtained HBU’s prior written consent.

f.	Without prejudice to the provisions of Article 20 of the General Banking Conditions (Algemene Voorwaarden HOLLANDSCHE BANK-UNIE N.V.), the Borrower undertakes to ensure, at HBU’s first request, that security or additional security is provided, in the form and amount desired by HBU, for the performance of any and all present or future obligations of the Borrower to HBU on any basis whatsoever (including indebtedness arising from derivative transactions), whether or not arising in the ordinary course of banking business.

g.	Security and undertakings (verklaringen) shall be documented using agreements to be determined by HBU. Any costs involved shall be for the Borrower’s account.
     ARTICLE 11 JOINT AND SEVERAL LIABILITY
a.	Each of the parties referred to as Borrower shall irrevocably be jointly and severally liable to HBU for all present or future indebtedness of any or all of them to HBU on account of the Loan or on any other basis whatsoever (including indebtedness arising from derivative transactions), whether or not arising in the ordinary course of banking business.

b.	The Borrower waives as against HBU all defences and rights accruing to debtors with joint and several liability or to sureties (borg).

c.	Each of the parties referred to as Borrower hereby undertakes to grant HBU a right of pledge on the rights of recourse and the subrogated rights arising pursuant to the joint and several liability referred to in section a of this Article to secure all present and future indebtedness of the Borrower to HBU on account of the Loan or on any other basis whatsoever (including indebtedness arising from derivative transactions), whether or not arising in the ordinary course of banking business.

In order to effectuate the above, the Borrower hereby pledges to HBU a right of pledge on the rights of recourse rights arising pursuant to the joint and several liability referred to in section a of this Article as security as stated above.

If the Borrower is subrogated to the rights of HBU, HBU reserves a pledge on the subrogated rights as security as stated above.

HBU hereby accepts the above rights of pledge. This agreement constitutes a notice of these pledges to the other parties referred to as the Borrower and to HBU.

d.	To the extent that a Borrower’s rights of recourse or subrogated rights against any of the other parties referred to as Borrower are not subject to a right of pledge as described above, such rights shall be subordinated to all present or future rights of HBU against any of the other parties referred to as Borrower. For that situation, each Borrower waives its right to subrogation in respect of any security attached to the rights of HBU against any of the other parties referred to as Borrower.

e.	Subject to the condition precedent that a Borrower is being sold to a third party in connection with a restructuring (ontvlechting), each Borrower waives its rights of recourse or subrogated rights against that Borrower.
ARTICLE 12 PROHIBITION AGAINST TRANSFER OR PLEDGE
Credit balances on accounts held at HBU may not be transferred or pledged other than to HBU.
ARTICLE 13 INSURANCE
The Borrower shall at all times maintain sufficient and adequate insurance against general and specific business risks pertaining to its line of business and its particular business.
ARTICLE 14 RESTRUCTURING CLAUSE
The Borrower shall notify HBU in a timely manner of any intended changes in the Borrower’s corporate structure or in that of its subsidiaries or group companies, if any, including changes in the identity of the shareholder(s) of the Borrower or any subsidiaries or group companies.
ARTICLE 15 ANNUAL ACCOUNTS AND OTHER INFORMATION
a.	The Borrower shall send HBU its balance sheet, profit and loss account and notes thereto for the past financial year immediately after they have been drawn up but in any event not later than six months after the end of the relevant financial year, accompanied by an unqualified auditor’s statement(goedkeurende accountantsverklaring drawn up by a registered accountant acceptable to HBU.

b.	The Borrower shall send HBU the Annual Accounts as defined in Appendix A not later than six months after the end of the relevant financial year, and the Quarterly Accounts as defined in Appendix A not later than 45 days after the end of every quarter.

c.	The Borrower shall allow HBU to inspect its books and records on HBU’s first demand, and shall provide HBU, both on its first demand and unsolicited, with any information about its financial position and business developments that could have a material effect thereon.
ARTICLE 16 EVENTS OF DEFAULT
a.	HBU may declare the outstanding principal amount of the Loan, together with accrued interest and any other amount payable by the Borrower under this agreement, immediately due and payable to HBU, in full and without any demand or default notice being required:
(i)	if the Borrower fails to comply with or fulfil, at the time and in the manner required, any obligation towards HBU, whether arising under this agreement or otherwise;

(ii)	if the Borrower fails to comply with or fulfil, at the time and in the manner required, any obligation under any other loan or financing arrangement with or any guarantee given to a third party;

(iii)	if the Borrower decides to cease carrying on its business, to discontinue, sell, let or transfer title to the whole or part of its business; if a licence, permit or registration which the Borrower requires in order to carry on its business expires or is refused or withdrawn; if the nature of the Borrower’s business is, in the opinion of HBU, changed in a material way; if the Borrower decides to transfer abroad the running of its business; if the Borrower violates any laws or regulations, environmental or otherwise, relating to its business; if the Borrower ceases to pursue the corporate objects set out in the Borrower’s articles of association or ceases to have legal personality;

(iv)	if the Borrower applies for a suspension of payments (surseance van betaling); files a bankruptcy or winding-up petition (faillissement); is adjudicated bankrupt or wound-up; proposes an extrajudicial arrangement or composition (akkoord) with its creditors; while insolvent, transfers any of its assets to its creditors (boedelafstand);

(v)	if all or, in the opinion of HBU, a significant part of the Borrower’s assets are taken in execution (executorial beslag) or attached by way of security (conservatoir beslag) and such attachment is not lifted or discharged within 30 days after having been effected; if all or, in the opinion of HBU, a significant part of the Borrower’s assets are expropriated, confiscated, lost or damaged;

(vi)	if the Borrower’s corporate structure is, in the opinion of HBU, changed significantly, by a merger (fusie), demerger (splitsing), winding up (liquidatie), conversion, takeover or otherwise; if, in the opinion of HBU, a significant change has taken place in the control of the Borrower’s business or practice; if there is an intention to make any of the above changes; or if the Borrower’s articles of association or internal rules or regulations are, in the opinion of HBU, amended to a significant extent;

(vii)	if the Borrower, without HBU’s prior written consent, releases its shareholders from an obligation to pay up partly paid-up shares, purchases its own shares, makes a repayment on shares, makes a distribution from its reserves or decides or has the obvious intention to do any of the above;

(viii)	if an event of a political, military, economic or financial nature occurs, or if the Borrower’s financial position substantially deteriorates, or if it foreseeable that such an event or deterioration could occur, such that, in the opinion of HBU, the ability of the Borrower to fulfil its obligations towards HBU at the time and in the manner required could be prejudiced;

(ix)	if any event referred to in (ii) up to and including (viii) occurs in respect of a surety (borg), a guarantor (garant), jointly and severally liable debtor or a third party that has provided HBU with any other type of security for the Loan; if the surety (borg) or guarantor (garant) cancels or withdraws a suretyship (borgtocht) or guarantee issued by it to HBU for the Borrower; if a third party that has provided or has promised to provide HBU with security for the Loan defaults in the performance of any obligation in respect of the security provided or promised;

(x)	if any event referred to in (ii) up to and including (viii) occurs in respect of one or more enterprises or companies that are included in the Borrower’s consolidated balance sheet, or in respect of one or more enterprises or companies that have a controlling interest in the Borrower, or if any such enterprise or company defaults in the performance of any obligation towards HBU in connection with credit and/or guarantee facilities granted by HBU;

(xi)	(in the case of a mortgage on a ship) if the whole or any part of a mortgaged ship is attached or executed upon, is classified in a lower category, loses its national registration or changes the same, or is requisitioned, abandoned, missing (tijdingloosheid), laid up (oplegging), broken up (sloping), wrecked or damaged;

(xii)	if all or any of the assets provided to HBU as security for the Loan other than those referred to in (xi) are lost, destroyed, damaged or extinguished, or if they expire, for any reason whatsoever;

(xiii)	if, in the opinion of HBU, the Interest Coverage Ratio, as defined in Appendix A of this agreement, is less than 2.5 as from the end of 2008;

(xiv)	if, in the opinion of HBU, the Debt Service Cover Ratio, as defined in Appendix A of this agreement, is less than 1.1 as from the end of 2008;

(xv)	if, in the opinion of HBU, the Gearing, as defined in Appendix A of this agreement, is more than 2.5 as from the end of 2008;

(xvi)	if, in the opinion of HBU, the Loan to Value Ratio is more than 60%;

(xvii)	if the Borrower has given HBU incorrect information or has withheld information that is material to HBU in connection with this agreement;

(xviii)	if the Loan is not used for the purpose for which it was granted, or if, in the opinion of HBU, it is clear that the purpose for which the Loan was granted has not been achieved or will not be achieved, either wholly or to a significant extent;

(xix)	if any law or its interpretation is changed or governmental action is taken, as a result of which this agreement and/or the security provided and/or the value thereof is or may be affected, and the Borrower and HBU have not, within a reasonable period to be determined by HBU, reached a written agreement amending the relevant provisions and/or adjusting the security in such a way that, in the opinion of HBU, the position of HBU is not adversely affected.
b.	The Borrower shall notify HBU immediately of the occurrence of one or more of the events set out in section a. of this Article in (ii) up to and including (xvi).

c.	If HBU declares the Loan immediately due and payable pursuant to the provisions of section a. of this Article, the Borrower shall be liable to pay HBU compensation for its losses and foregone profits (geleden verlies en gederfde winst). This compensation shall be fixed by HBU at the difference between:
(i)	the aggregate of the present values of the interest payments which, pursuant to this agreement, HBU would have received in respect of the amount declared immediately due and payable from the date of that declaration until the final day of the relevant Interest Period, had such amount not been declared immediately due and payable, and

(ii)	the aggregate of the present values of the interest payments which HBU would be able to receive on interbank loans for an amount comparable to the amount declared immediately due and payable and for a period comparable to the period referred to in (i) above.
Such compensation shall in any event not be less than 1% of the amount declared immediately due and payable. Present values shall be calculated at the interbank rate applicable on the date of the early repayment.
ARTICLE 17 DEFAULT INTEREST
a.	If HBU does not receive any sum due to it under this agreement on the agreed due date, the Borrower shall be liable to pay HBU default interest, due and payable daily, on the overdue amount as from the due date, without prejudice to HBU’s other rights. If no specific due date has been stipulated in this agreement in relation to a particular amount, this amount shall, for the purpose of the above provisions, be due on the day stipulated by HBU for payment.
b.	The applicable rate of default interest, which shall be determined on each day a payment is overdue, shall be equal to 2.5% per annum above the contractual interest rate (including the applicable individual margin) if and for as long as the contractual interest rate is applicable, and 2.5% per annum above the tom/next (tomorrow/next day) rate (plus the individual margin referred to above) fixed by HBU for the US Dollar in all other cases. With respect to an overdue payment of principal, the default interest rate shall, as from the due date of that payment, replace the contractual interest then applicable.

ARTICLE 18 COMMUNICATIONS
a.	All notices and communications regarding this agreement shall, unless otherwise stated in this agreement, be given or made in writing or by fax, and shall be directed to the following addresses:

for the Borrower:	Adventure Two S.A. c/o FreeSeas Inc. 89 Akti Miaouli & 4 Gr Mavrokordatou Street 18538 Piraeus Greece fax: 00-30-21044291100

for HBU:	HOLLANDSCHE BANK-UNIE N.V. Dept. Accountmanagement Corporates Attn. Mr. L. Bloemheuvel Coolsingel 104 P.O. Box 249 3000 AE Rotterdam The Netherlands fax: 31 10 2820149
b.	Changes of address shall only become effective once they have been notified in writing to the other party.
ARTICLE 19 GENERAL BANKING CONDITIONS
All relations between the Borrower and HBU shall also be governed by the General Banking Conditions (Algemene Voorwaarden HBU Bank N.V.). In the event of a conflict between the provisions of this agreement and the General Banking Conditions (Algemene Voorwaarden HBU Bank N.V.), the relevant provisions of this agreement shall prevail. This agreement shall remain applicable until all legal relations to which it applies have been fully settled.

ARTICLE 20 OTHER PROVISIONS
(i)	The vessels referred to in section a of Article 10 will be safely operated and maintained, and will in any case always be classified in a category acceptable to HBU;

(ii)	The Borrower will give HBU the time charter contract(s) in respect of the vessels referred to in section a of Article 10. The contents must be acceptable to HBU, such as a charter contract for the time of at least one year at a rate of at least USD 25,000.

(iii)	The Borrower will submit once a year to HBU a valuation report of the vessels referred to in section a of Article 10, issued by a valuer acceptable to HBU.
ARTICLE 21 REPRESENTATIONS AND WARRANTIES
In order to induce HBU to enter into this agreement and to provide the Loan to the Borrower, the Borrower represents and warrants to HBU that:
a.	the Borrower is a company duly incorporated and validly existing under its laws of incorporation;

b.	the Borrower has power to enter into and perform this agreement and each of the security documents to which it is a party and this agreement constitutes and each of the security documents (when executed) to which it is a party will constitute legally binding obligations of the Borrower enforceable in accordance with its respective terms, and the Borrower has taken all necessary corporate or other action required to authorise the execution and delivery of this agreement and each of the security documents to which it is a party and its performance according to the respective terms thereof;

c.	it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of this agreement or any of the security documents that any of them be filed, recorded, registered or enrolled (except for the mortgages) with any governmental authority or agency or that this agreement or any security document be stamped with any stamp or similar transaction tax;

d.	no consents, licences, approvals or authorizations of or declarations to governmental authorities and agencies are required to make this agreement and each of the security documents valid, enforceable or admissible in evidence or to enable the Borrower to perform its obligations hereunder and under each of the security documents to which it is a party;

e.	the execution and delivery of this agreement and each of the security documents and their performance according to their respective terms will not violate:
i.	the memorandum or articles of association of the Borrower;

ii.	any law or regulation to which the Borrower is subject;

iii.	any encumbrance, deed or agreement which is binding upon the Borrower or any of its assets;

f.	the Borrower is not in breach of or default under any encumbrance, deed or agreement which is binding upon it or any of its assets where, in the opinion of the Bank, such breach or default is material;

g.	no litigation or administrative proceeding of or before any court or governmental authority or agency is pending or (to the Borrower’s knowledge) threatened, the result of which would or would be likely to have an adverse effect on the business, assets or financial condition of the Borrower;

h.	no steps have been taken by the Borrower or by its shareholders or any court or governmental agency nor have any legal proceedings been started or (to the best of the Borrower’s knowledge and belief) threatened for the dissolution, bankruptcy, winding-up, liquidation or reorganisation (where, in the opinion of HBU, such re-organisation might prejudice HBU’s position hereunder or under any of the security documents) of the Borrower or for the appointment of a receiver, trustee or similar officer of it or its undertaking, or assets; and

i.	upon the execution and delivery thereof, this agreement and each of the security documents will form valid and binding obligations of the Borrower enforceable in accordance with their respective terms.
ARTICLE 22 ENGLISH LEGAL TERMINOLOGY
The words used in this agreement to describe legal concepts, although in English, refer to Dutch legal concepts only and the consequences of the use of these words in English law or any other foreign law shall be disregarded.
Any Dutch legal concept referred to in this agreement shall, in respect of any jurisdiction other than the Netherlands, be deemed to include such concepts as in that jurisdiction most closely approximate the Dutch legal concept.
Signature:

, 2008	Rotterdam, 3 oktober 2008

/s/ Ion G. Varouxakis	/s/ Illegible
Adventure Two S.A.	HOLLANDSCHE BANK-UNIE N.V.

, 2008

/s/ Ion G. Varouxakis
Adventure Three S.A.

, 2008

/s/ Ion G. Varouxakis
Adventure Seven S.A.

APPENDIX A
Definitions
Adjusted Balance Sheet Total means, total assets minus the sum of (a) intangible assets, (b) deferred tax assets, (c) participating interests, (d) receivables from shareholders and/or directors and (e) shares held in the own company, as shown in the Annual Accounts.
Annual Accounts means, FreeSeas Inc.’s annual accounts, consisting of the consolidated balance sheet, profit and loss account and accompanying notes, including an unqualified audit certificate, drawn up by Price Waterhouse Coopers or comparable (acceptable to HBU) in accordance with the calculation bases and accounting principles applied in the Freeseas Inc.’s consolidated annual accounts for the financial year 2006;
Capital Expenditure means, expenditure that should be treated as capital expenditure in accordance with GAAP.
Consolidated EBIT means, in respect of any Relevant Period, the consolidated net operating profit of FreeSeas Inc. plus corporation tax or other taxes on income or gains, plus Net Interest Expense in respect of that Relevant Period, plus extraordinary and/or non-operational costs and charges less extraordinary and/or non-operational income or gains in respect of that Relevant Period.
Consolidated EBITDA means, in respect of any Relevant Period, Consolidated EBIT for that Relevant Period plus depreciation and the amount attributable to amortisation of goodwill and any other intangible assets (including capitalised transaction costs) during that Relevant Period.
Consolidated Net Finance Charges means, for any Relevant Period, the aggregate amount of the accrued interest, arrangement fee and other amounts in the nature of interest in respect of all borrowings whether paid, payable or capitalised by FreeSeas Inc. in respect of that Relevant Period:
excluding any such obligations owed to FreeSeas Inc.;
including the interest element of leasing and hire purchase payments under any such contract which would, in accordance with the accounting principles, be treated as a finance or capital lease;
including any accrued commission, fees, discounts and other finance payments payable by FreeSeas Inc. under any interest rate hedging arrangement, if any;
deducting any accrued commission, fees, discounts and other finance payments owing to FreeSeas Inc. under any interest rate hedging instrument, if any;
deducting any accrued interest owing to FreeSeas Inc. on any deposit or bank account;
excluding any acquisition costs.
Consolidated Total Bank Debt means, at any time, the aggregate amount of all obligations of
FreeSeas Inc. for or in respect of borrowings with any bank but:
excluding any such obligations to FreeSeas Inc.;
including, in the case of finance leases, only the capitalised value therefore (no amount shall be excluded or included more than once), less the total amount of the credit balance of the accounts which Borrower holds with HBU.

Consolidated Total Bank Debt/Consolidated EBITDA Ratio means, in relation to any Relevant Period, the Consolidated Total Bank Debt divided by Consolidated EBITDA for such Relevant Period.
Debt Service Cover Ratio means, in relation to any Relevant Period, Free Operating Cash Flow for such Relevant Period divided by Net Total Debt Service for such Relevant Period.
Excess Cash means, in respect of any Relevant Period, Free Operating Cash Flow for that Relevant Period minus Net Total Debt Service for that Relevant Period minus any voluntary prepayments made in respect of this Credit Agreement in that Relevant Period.
Financial Indebtedness means, without double counting:
–	any indebtedness for or in respect of indebtedness for borrowed money;

–	any documentary credit facility;

–	any treasury transaction or any other transaction entered into in connection with protection against or benefit from fluctuation in any rate or price and the amount of the financial indebtedness in relation to any such transaction shall be calculated by reference to the marked-to-market valuation of such transaction at the relevant time; and

–	any guarantee, indemnity, bond, standby letter of credit or any other instrument issued in connection with the performance of any contract or other obligation.
Financial Year means, annual accounting period of FreeSeas Inc. ending on 31 December in each year.
Free Operating Cash Flow means, in respect of any Relevant Period, Consolidated EBITDA for that Relevant Period after:
adding:
–	any decrease in the amount of Working Capital;

–	any cash receipt in respect of any exceptional or extraordinary item (including, without limitation, the proceeds of the sale of any assets other than material part of the business disposal proceeds or the proceeds from the disposal of a material asset);

–	any increase in provisions, other non-cash debits and other non-cash charges taken into account in establishing Consolidated EBITDA;
and deducting:
–	any amount of Capital Expenditure actually made by FreeSeas Inc.;

–	any increase in the amount of Working Capital;

–	any cash payment in respect of any exceptional or extraordinary item;

–	any amount actually paid or due and payable in respect of taxes on the profits of FreeSeas Inc.;

–	any decrease in provisions and other non-cash credits taken into account in establishing Consolidated EBITDA;
and so that no amount shall be included more than once.

Gearing means, total debt of FreeSeas Inc. divided by Tangible Net Worth.
Interest Coverage Ratio means, in relation to any Relevant Period, Consolidated EBIT for such Relevant Period divided by the sum of Consolidated Net Finance Charges for such Relevant Period.
Interest Expense means, in respect of any Relevant Period and any Financial Indebtedness of FreeSeas Inc. referred to in the definition of Total Net Debt, the aggregate of all continuing, regular or periodic costs, charges and expenses incurred in effecting, servicing or maintaining such Financial Indebtedness in respect of such Relevant Period (but not agency or underwriting fees) including:
–	gross interest and arrangement fee on any form of such Financial Indebtedness which has accrued as an obligation of FreeSeas Inc. during that Relevant Period, including the interest element of finance leases; and

–	the consideration given by FreeSeas Inc. during that Relevant Period by way of discount in connection with such Financial Indebtedness by way of acceptance credit, bill discounting or other like arrangement.
GAAP means the generally accepted accounting principles in the Netherlands.
Net Interest Expense means, in respect of any Relevant Period, Interest Expense for such Relevant Period less interest, commission, fees, discounts and other finance charges receivable during that Relevant Period (including interest, commission, fees, discounts and other finance charges receivable under the hedging arrangement).
Net Total Debt Service means, in respect of any Relevant Period, the aggregate of:
–	Net Interest Expense for such Relevant Period; and

–	all scheduled repayments of capital or principal under the terms of any Financial Indebtedness of FreeSeas Inc. (excluding any Financial Indebtedness owed by FreeSeas Inc. to any other member of FreeSeas Inc.) in each case which fall due during that Relevant Period.
Quarterly Accounts means FreeSeas Inc. consolidated balance sheet, profit and loss account, and compliance certificate, in accordance with the calculation bases and accounting principles applied in FreeSeas Inc. consolidated Annual Accounts for the Financial Year.
Relevant Period means each period of twelve months ending on the last day of each of FreeSeas Inc.’s calendar quarter starting with the period of twelve months ending on 31 December 2006.
Total Net Debt means, in respect of any Relevant Period, the aggregate of all outstanding Financial Indebtedness of FreeSeas Inc. as at the last day of such Relevant Period and less all Cash as at the last day of such Relevant Period.
Tangible Net Worth means, issued and paid-up share capital plus reserves, deferred tax liabilities and loans subordinated to Freeseas Inc.’s debts to HBU, minus intangible assets, deferred tax assets,

participating interests, receivables from shareholders and/or directors and shares Freeseas Inc. holds in his own company, as shown in the Annual Accounts.
Test Date means, in respect of any Relevant Period, the dates on which HBU shall review the Annual Accounts and/or Quarterly Accounts in order to assess the Excess Cash, Consolidated Total Bank Debt/Consolidated EBITDA Ratio, Debt Service Cover Ratio, Interest Cover Ratio and any other financial ratio which HBU deems necessary with a view to the continuity of the Borrower’s business. HBU shall assess the Consolidated Total Bank Debt/Consolidated EBITDA Ratio, Debt Service Cover Ratio and Interest Cover Ratio quarterly on a rolling 12 month basis and based on the Quarterly Accounts. HBU shall assess the Excess Cash once a year based on the Annual Accounts. Said assessment shall always take place within 30 days after receipt by HBU of the Annual Accounts and/or Quarterly Accounts.
Working Capital means trade and other debtors in respect of operating items of any member of FreeSeas Inc., plus prepayments and stock, less trade and other creditors in respect of operating items of FreeSeas Inc. and less accrued expenses and accrued costs of FreeSeas Inc.